Exhibit 99.1

SMX Announces Amendment to $111.5M Equity Purchase Agreement

Increases Convertible Note Component by Additional $5 Million, For Total Proceeds of up to $116.5M

NEW YORK, NEW YORK, December 9, 2025 — SMX (Security Matters) PLC (“SMX”), the pioneer of molecular “physical-to-digital” marking for supply-chain transparency, announced today that it has entered into an amendment (the “Amendment”) to its previously announced standby equity purchase agreement (the “Agreement”) with accredited investors, to increase the size of the facility by an additional $5 million. In addition, the Agreement was further amended to remove certain obligations of SMX to acquire bitcoin or another cryptocurrency with a portion of the proceeds under the Agreement, as amended, so long as SMX’s ordinary shares close above $10/share. The transactions contemplated by the Agreement originally closed on December 3, 2025.

Under the terms of the Amendment, the investors will purchase a new convertible promissory note from SMX in the aggregate principal amount of $5.0 million (with an OID of 20%, for a face value of $6.25 million).

The closing of the issuance and sale of the new convertible note is expected to occur prior to the end of 2025, subject to satisfaction of customary closing conditions.

RBW Capital Partners LLC is acting as the exclusive placement agent for the offering.

A copy of the Amendment and the new promissory note will be available in the Company’s Report on Form 6-K that will be filed with the Securities and Exchange Commission (“SEC”).

The promissory note and the shares available upon conversion of the promissory note, were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended (the “1933 Act”), and have not been registered under the 1933 Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. SMX has agreed to file a registration statement with the SEC covering the resale of the ordinary shares issuable upon conversion of the promissory note.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: the ability of SMX to satisfy the conditions under the Purchase Agreement, the Amendment, the promissory note and related agreements; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.